Exhibit 19.17

SUBSIDIARY ISSUER OF GUARANTEED SECURITIES

As of 31 December 2025, AngloGold Ashanti plc (the “Guarantor”) fully and unconditionally guaranteed the following registered debt securities issued by AngloGold Ashanti Holdings plc, a direct wholly-owned subsidiary of the Guarantor:

Name of Subsidiary Issuer        Incorporation        Description of Registered Notes
AngloGold Ashanti Holdings plc        Isle of Man        3.375% Notes due 2028
AngloGold Ashanti Holdings plc        Isle of Man        3.750% Notes due 2030
AngloGold Ashanti Holdings plc        Isle of Man        6.500% Notes due 2040